UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      001-36176

EROS MEDIA WORLD PLC

(Exact name of registrant as specified in its charter)

Unit 2109, ShathTower 21st Floor
Dubai Media City, PO box 502501
Dubai, United Arab Emirates

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A Ordinary shares, par value GBP 6.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  291

Pursuant to the requirements of the Securities Exchange Act of 1934, Eros Media World Plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EROS MEDIA WORLD PLC

Date: January 20, 2023	By:	/s/ Pradeep Dwivedi
		Name:	Pradeep Dwivedi
		Title:	Chief Executive Officer